

Mail Stop 4631

July 20, 2009

Richard Pell
Chief Executive Officer
Artio Global Investors Inc.
330 Madison Ave.
New York, NY 10017

Re: **Artio Global Investors Inc.**
Amendment No. 4 to Registration Statement on Form S-1
Filed on June 23, 2009
File No. 333-149178

Dear Mr. Pell:

We have reviewed your filing and have the following comments.

General

1. Please include all information that is not subject to Rule 430A, including the pro forma financials and a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. We will need adequate time to review this information once it is provided.

2. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the filing.

Prospectus Summary, page 1

4. The market opportunity language overwhelms the depiction of your business. You note on the last page of this section that the recent deterioration in global economic conditions has adversely affected you without describing how it has specifically affected your business. For example, you state on page 2 that you have a track record of superior investment performance, yet in the Risk Factors you disclose on page 19 that your largest strategy has under-performed to date in 2009 compared to its benchmarks. Please balance the summary discussion with the specific risks that you face, including the effects that

economic disruption has had on your business over the past five quarters, as indicated in the table on page 54. Alternatively, please delete the section on your Competitive Strengths.

Our Structure and Reorganization, page 6

5. We note the recent media reports regarding the decision of the board of directors of Julius Baer Holding Ltd. to separate Julius Baer's private banking and asset management businesses into two independent entities and that one of these entities, GAM Holding Ltd., will be an independent active asset manager, composed of GAM, Artio Global Investors and Julius Baer Asset Management Europe. Please clarify in this section and under Business the proposed transactions and relationships among these entities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

Results of Operations, page 64

6. Please revise your AUM rollforward presentation on a consolidated basis and by investment vehicle type to separately present and discuss each component of net client cash flows, including redemptions, such that readers can clearly identify any trends depicted by each category of cash inflows and outflows. Given the importance of assets under management to your operating results, we believe that investors should be provided gross client cash flow information to allow them to identify any trends depicted by each category of cash inflows and outflows and correspondingly understand the reasons for increases and decreases in assets under management. In this regard, we note that trends depicted by gross client cash inflows and outflows may be obscured by a net presentation. We believe that disclosing the redemption amounts and amounts invested by new or existing clients is relevant information that should be provided and fully explained to clarify the underlying factors for the inflows and outflows.

7. Please disclose the policy concerning redemptions of AUM. It may be appropriate to provide such disclosures by investment vehicles and/or investment strategies. For example, state whether the shareholders of your funds are required to give advance notice prior to redemption and if so, the extent of notice required. If you placed a hold on any of the shareholders of your funds' ability to redeem their investments during fiscal year 2008 or thereafter, please disclose this fact along with any addition information to allow an investor to understand the nature and the impact of this action.

8. Please disclose the extent of any significant decline in AUM subsequent to March 31, 2009. To the extent that you experienced a significant decline in AUM subsequent to March 31, 2009, please quantify the portion of the decline that was attributable to performance as opposed to redemptions. Please also disclose which investment vehicles and/or strategies were most significantly impacted. Refer to Item 303(A)(3)(ii) of Regulation S-K for guidance.

Liquidity and Capital Resources, page 76

9. Your disclosure on page 76 regarding your liquidity requirements indicates that you are relying on a loan facility and revolving loan agreement, in part. Given the tightening of the credit markets, please provide investors with a discussion of your negotiations with potential lenders in providing the loan facilities/agreements you believe are necessary to meet your liquidity requirements under terms that you deem to be favorable. To the extent you have negotiated the terms of the loan facilities/agreements with lenders, please provide investors with the material terms of the loan facilities/agreements, including any covenants you may be required to meet in the future.

Critical Accounting Policies and Estimates, page 81

Deferred Taxes, page 87

10. Please revise your disclosure to provide a more detailed explanation as to how you determined that a valuation allowance was not necessary as of December 31, 2008 and March 31, 2009. In this regard, we note your disclosures on pages F-18 and F-31. Please address each of the following points, as applicable to your evaluation:

- Disclose the amount of pre-tax income that needs to be generated to realize the deferred tax assets to the extent you are relying on future income. Include an explanation of the anticipated future trends included in your projections of future taxable income.
- If you are also relying on tax-planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies.

Please provide us with the disclosures you intend to include in future filings. Refer to paragraphs 20-26 of SFAS 109 and Section 501.14 of the Financial Reporting Codification for guidance.

Compensation Discussion and Analysis, page 114

Discretionary Cash Bonus and Mandatory Bonus Deferral, page 118

11. We note your disclosure that incentive award amounts paid to Messrs. Williams, Wisher and Harte have been determined by taking into account the individual's performance relative to his goals, your performance and industry data regarding compensation for similar roles. Please describe in greater detail how the individual performances relative to their goals were determined for these executive officers. For example, list the performance goals for each executive officer and explain how the company determined whether those goals and objectives had been met. Also explain in greater detail how your performance factored into the bonuses.

Artio Global Investors Inc. Consolidated Financial Statements for the Fiscal Year Ended December 31, 2008

Consolidated Statements of Income, page F-4

12. We note that you have included "net (losses) on securities held for deferred compensation" within total revenues, as you recognize the related expense in employee compensation and benefits. However, it remains unclear to us how you determined that the changes in value of the securities in which the deferred compensation benefits are invested represents a revenue earning process. Further, we note that Rules 5-03(b)(7) and (9) of Regulation S-X states profits and losses on securities are to be classified as non-operating income or expenses. Please either revise your presentation or provide us with an explanation as to how you determined this line item represents an earnings process.

Note 10 Commitments and Contingencies, page F-17

13. As previously requested, please revise your annual and interim disclosures to address the materiality of your litigation to your cash flows in addition to your results of operations and financial condition. If there is any litigation that is probable or reasonably possible of having a material impact to your cash flows, please address the need for disclosure of those issues in accordance with paragraphs 9-10 of SFAS 5.

Artio Global Investors Inc. Consolidated Financial Statements for the Fiscal Quarter Ended March 31, 2009

Note 8 Income Taxes, page F-31

14. For the third factor you took into account in evaluating your deferred tax assets in terms of it being more likely than not that the benefit will be realized, explain what you mean by having an extended period of time to realize the benefit.

As appropriate, please amend your registration statement in response to these comments. You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Michael Kaplan, Esq.
        Davis Polk & Wardwell LLP
        450 Lexington Ave.
        New York, NY 10017